United States

Securities and Exchange Commission

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the

Securities Exchange Act of 1934

For the month of

July 2020

Vale S.A.

Praia de Botafogo nº 186, 18º andar, Botafogo
22250-145 Rio de Janeiro, RJ, Brazil

(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

(Check One) Form 20-F ☒ Form 40-F ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1))

(Check One) Yes ☐ No ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7))

(Check One) Yes ☐ No ☒

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

(Check One) Yes ☐ No ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82-___.)

Mass testing in Parauapebas city, in a partnership between Vale and the local government Vale’s Performance in 2Q20 Rio de Janeiro, July 30th, 2020

“This presentation may include statements that present Vale's expectations about future events or results. All statements, when based upon expectations about the future and not on historical facts, involve various risks and uncertainties. Vale cannot guarantee that such statements will prove correct. These risks and uncertainties include factors related to the following: (a) the countries where we operate, especially Brazil and Canada; (b) the global economy; (c) the capital markets; (d) the mining and metals prices and their dependence on global industrial production, which is cyclical by nature; and (e) global competition in the markets in which Vale operates. To obtain further information on factors that may lead to results different from those forecast by Vale, please consult the reports Vale files with the U.S. Securities and Exchange Commission (SEC), the Brazilian Comissão de Valores Mobiliários (CVM) and in particular the factors discussed under “Forward-Looking Statements” and “Risk Factors” in Vale’s annual report on Form 20-F.” “Cautionary Note to U.S. Investors - The SEC permits mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce. We present certain information in this presentation, including ‘measured resources,’ ‘indicated resources,’ ‘inferred resources,’ ‘geologic resources’, which would not be permitted in an SEC filing. These materials are not proven or probable reserves, as defined by the SEC, and we cannot assure you that these materials will be converted into proven or probable reserves, as defined by the SEC. U.S. Investors should consider closely the disclosure in our Annual Report on Form 20-K, which may be obtained from us, from our website or at http://http://us.sec.gov/edgar.shtml.”

Opening remarks

We continue de-risking, and the pandemic has been incorporated into our plan 4 Our actions prioritize: Image source: Vale Reparation of Brumadinho Safety (people, structures and support to communities) Stability of our business Discipline in capital allocation

Our commitment to safety advances... Non-exhaustive examples. 6 …in operations ▪ World-class standards allow operational continuity during the pandemic ▪ Mass testing in operations ▪ HIRA implemented in 11 sites in 2020 …in de-characterization of structures ▪ Bypass channels completed for Forquilhas I, II and III, Grupo, B3/B4, Vargem Grande and Sul Superior dams ▪ Back-up dam with advanced works

Our safety also includes communities Non-exhaustive example 7 Support to communities and society in the pandemic 500 million reais in initiatives in Brazil 35 million tests and PPEs to the country and States 3 field hospitals Hospital equipments 400 hospital beds Investments in R&D Cleaning materials We are honoring our new pact with society

OurESG approach progresses withtransparency 8 Creation of the Nomination Committee (supporting the Board of Directors) Appointment of the Chief Compliance Officer Tax Transparency Report 33% reduction in emissions in scopes 1 and 2 up to 2030 Transition to a net zero emission up to 2050 ▪ Alignment with the Paris Agreement ▪ Roadmap for 2030, based on NPV+ projects1 ▪ US$ 2 billion in investments in renewable energy 1Assuming an internal carbon price of US$ 50/t.

Production stabilization continues, despite challenges 9 We will keep our conservative approach, with strict safety in our operations Timbopeba Resumption of wet processing North Atlantic Continuous results since 4Q19

9

Production stabilization continues, despite challenges

Timbopeba
Resumption of wet processing


Operations in Timbopeba

North Atlantic
Continuous results since 4Q19


Operations in Vale Newfoundland and Labrador

We will keep our conservative approach, with strict safety in our operations

VALE

10

Discipline in capital allocation


Accumulated
FCF
IoC / Dividends
Revolving credit line repayment
Ongoing
discussions
Debt and bond buyback
Operational leases
Significant organic growth prjects
Bolt-on acquisitions

Iron Ore Business

12

Iron ore production plan on track, despite COVID-19 related restrictions

Challenges to 400 Mtpy

- **Southern System:** resumption of operations and solve interferences with upstream dams
- **Southeastern System:** assessment downstream dam capacity and bridge to filtering and dry stacking
- **Northern System:** ramp up and open new pits

1H20: 127 Mt

Southern System
- Vargem Grande (VGR) full dry capacity
- Partial solution for VGR TCLD[1] restriction

Southeastern System
- COVID-19, 12 days suspension of Itabira
- Resumption of Timbopeba

Northern System
- Rainy season, maintenance, Morro 1 and COVID-19 restrictions

2H20: >183 Mt

Southern System
- COVID-19, postponement startup of Maravilhas 3 dam in VGR and Fábrica tests
- Current run rate above 0.1 Mt/day

Southeastern System
- Return of Fazendão
- Itabiruçu and Laranjeiras dams assessment
- Current run rate close to 0.2 Mt/day

Northern System
- Return of Serra Leste
- Current run rate above 0.7 Mt/day

2021-2022

Southern System
- Full production of resumed capacity in Fábrica and VGR
- Filtering and dry stacking

Southeastern System
- Full capacity in Brucutu (Torto and Laranjeiras dams) and Timbopeba
- Resumption of Itabiruçu dam to achieve full capacity at Conceição plants
- Filtering and dry stacking

Northern System
- Achieving 230 Mtpy capacity

[1]Long distance conveyor belt.

VALE

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Vale S.A. (Registrant)

	By:	/s/ Ivan Fadel
Date: July 30, 2020		Director of Investor Relations